Exhibit 12.01

ATMI, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

		Fiscal Year Ended December 31,
	2002	2001	2000	1999	1998

EARNINGS
Income (loss) before provision (benefit) for Income taxes	$(48,763)	$(15,541)	$70,522	$18,807	$8,800
Capitalized interest	(904)	(995)	(23)	(50)	—

Total earnings (loss), net of fixed charges	(49,667)	(16,536)	70,499	18,757	8,800
FIXED CHARGES
Interest on long-term and short-term debt	6,670	1,195	1,247	1,267	1,723
Amortization of debt service costs	841	171	—	—	—
Capitalized interest	904	995	23	50	—
Rental expenses representative of an interest factor	305	299	343	350	364

Total fixed charges	8,720	2,660	1,613	1,667	2,087

Total adjusted earnings (loss) available for payment of fixed charges	$(40,947)	$(13,876)	$72,112	$20,424	$10,887

Ratio of earnings to fixed charges	(1)	(2)	44.7(3)	12.3	5.2

(1)	As a result of the loss incurred in 2002, the Company was unable to fully cover the indicated total fixed charges by $48,763.

(2)	As a result of the loss incurred in 2001, the Company was unable to fully cover the indicated total fixed charges by $15,541.

(3)	Included in earnings for 2000 was a nonrecurring gain of $9,520 related to the sale of available-for-sale securities, partially offset by a $1,250 write-down of other available-for-sale securities. If such nonrecurring items had not occurred, the ratio of earnings to fixed charges would have been 39.6.